May 17, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

	Re:	Chemtura Corporation
Registration Statement on Form S-4
File No. 333-172710

Ladies and Gentlemen:

This letter is being furnished in response to a letter to Chemtura Corporation (the “Issuer”) dated April 6, 2011 from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the registration statement of the Issuer, BioLab Franchise Company, LLC, Bio-Lab, Inc., Crompton Colors Incorporated, Crompton Holding Corporation, GLCC Laurel, LLC, Great Lakes Chemical Corporation, Great Lakes Chemical Global, Inc., HomeCare Labs, Inc., Laurel Industries Holdings, Inc., Recreational Water Products, Inc. and Weber City Road LLC (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-172710) (the “Registration Statement”) that was originally filed with the Commission on March 10, 2011, registering the Issuer’s offer to exchange up to $455,000,000 aggregate principal amount of 7.875% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 7.875% Senior Notes due 2018 (together with the guarantees thereof, the “Senior Notes”) of the Issuer.

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange

May 17, 2011

offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants will make each person participating in the exchange offers aware (through the exchange offer prospectus) that any broker-dealer who holds Senior Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Senior Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Senior Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that: (1) it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Senior Notes pursuant to the applicable exchange offer.

The Company represents that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any of the Company’s affiliates to distribute the exchange notes to be received in the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Robert M. Hayward, P.C. of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely,

Chemtura Corporation

By:	/s/ Billie S. Flaherty
Name:	Billie S. Flaherty
Title:	Senior Vice President, General Counsel and Secretary

BioLab Franchise Company, LLC
Bio-Lab, Inc.
Crompton Colors Incorporated
Crompton Holding Corporation
GLCC Laurel, LLC
Great Lakes Chemical Corporation
Great Lakes Chemical Global, Inc.

May 17, 2011

HomeCare Labs, Inc.
Laurel Industries Holdings, Inc.
Recreational Water Products, Inc.
Weber City Road LLC

By:	/s/ Robert J. Cicero
Name:	Robert J. Cicero
Title:	Secretary

cc:	Robert M. Hayward, P.C.
Kirkland & Ellis LLP